[Chapman and Cutler LLP Letterhead]

October 23, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 12, 2019 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Buffer ETFTM – November, Innovator S&P 500 Power Buffer ETFTM – November and Innovator S&P 500 Ultra Buffer ETFTM – November, (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that, with the exception of the revised name and defined outcome (i.e. the cap and the buffer), there are no other material changes between this filing and previous filings of this strategy.

Response to Comment 1

Pursuant to the Staff’s request, with the exception of any changes indicated below made at the request of the Staff, each Fund so confirms.

Comment 2 – General

Please confirm that the Funds will file an amended Registration Statement disclosing the final Cap within two days of the Registration Statement being declared effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

Pursuant to Rule 485A of the Securities Act of 1933 (the “1933 Act”), the Registration Statement is set to go automatically effective on October 28, 2019. Prior to the effectiveness of the Registration Statement, the Funds will file an amended Registration Statement that discloses each Fund’s expected Cap range. The Funds note that the definitive Cap is not available until the market closes on the business day prior to the Funds’ launch, October 31, 2019. Accordingly, the Funds intend to file an amended Registration Statement disclosing its definitive Cap after 5:30 pm E.S.T. on October 31, 2019. Each Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 3 – General

In supplemental correspondence to the Staff, confirm how the Funds will disclose the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 3

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 4 – General

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the annual update.

Response to Comment 4

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A will be provided as of the end of the most recent calendar year. The Funds will use the S&P 500 Price Return Index as their broad-based market index so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 5 – Additional Information About the Fund’s Principal Investment Strategies

Please revise the section entitled “Additional Information About the Fund’s Principal Investment Strategies” to provide additional information about the S&P 500 Price Index.

Response to Comment 5

Pursuant to the Staff’s request, each Fund has added the following disclosure as the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies”:

The S&P 500 Price Index is a large-cap, market-weighted, U.S. equities index that tracks the price (excluding dividends) of the 500 leading companies in leading industries. The S&P 500 Price Index is rebalanced quarterly in March, June, September and December.

Comment 6 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 6

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 7 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the Funds add additional disclosure to its prospectus (specifically under Item 9) that discloses the Funds’ methodology for the valuation of derivatives for purposes of the determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please confirm that the Funds will use market value, rather than notional value, of its respective derivatives positions for determining the compliance with Rule 35d-1 of the 1940 Act, and that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 7

In accordance with the Staff’s request, each Fund has revised the section entitled “Fund Investments – Principal Investments – FLEX Options” to include the disclosure set forth below as the fourth paragraph:

The Fund will use the market value of its derivatives holdings for purpose of determining compliance the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing or other recognized pricing methods.

Comment 8 – Concentration Policy

The Staff notes that the Funds have each adopted a fundamental policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. Please explain in supplemental correspondence the expected impact of such a policy in the event that the index serving as the reference assets for each Fund’s FLEX Options were to become concentrated in an industry or group of industries. Alternatively, if the Funds are going to concentrate to the extent that the Index concentrates, please revise the disclosure accordingly.

Response to Comment 8

Although the Funds do not expect such a concentration to occur, the Adviser will continuously monitor the index’s industry exposure and commits to revising the disclosure to reflect any significant exposures, keeping the Funds consistent with the broader suite of S&P 500 Defined Outcome ETFs.

Comment 9 – General

The Staff requests confirmation that a full registration statement will be filed, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the 1933 Act.

Response to Comment 9

Pursuant to the Staff’s request, each Fund so confirms.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren